650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Registration Statement on Form 10
Filed on August 27, 2021, as amended
File No. 000-56336

Ladies and Gentlemen:

On behalf of Winc, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form 10 with the Commission on August 27, 2021 (as amended, the “Registration Statement”).

In this letter, the bold and italicized paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the page of Exhibit 99.1 to the Registration Statement filed on October 6, 2021.

Registration Statement on Form 10-12G Filed October 6, 2021

Exhibit 99.1 Information Statement

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 53

October 19, 2021

1.	On pages 53 and 77, you disclose that you have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from COVID-19-related restrictions placed on consumers, and that management believes this reflects "a permanent shift in consumer behavior." You also disclose on page 54 that the significant increases in your DTC channel net revenues was fueled by the COVID-19 pandemic and social and governmental responses to it and that you believe growth in your DTC channel will slow going forward as COVID-19 restrictions are eased or lifted. Please reconcile or provide greater context to explain these two statements.

Response: The Company respectfully submits to the Staff that the Company believes the current disclosures in the Registration Statement accurately summarize the impact of COVID-19 on the Company’s DTC channel and its expectations as COVID-19 restrictions are eased or lifted. The Company currently discloses in its Registration Statement on page 54:

“For our DTC channel, we believe the significant growth between 2019 and 2020 was fueled by the COVID-19 pandemic and social and governmental responses to it. …While we believe that a broad shift in consumer interest in DTC offerings is not transient, we do believe growth in our DTC channel will slow going forward as COVID-19 restrictions are eased or lifted.”

The Company does not believe these ideas to be in conflict. Both the Company and other third parties believe the growth experienced in 2020 is not an aberration (and the Company cites a 2021 Sovos report on page 53 of the Registration Statement to support this idea), but the Company expects that the rate of growth will slow. The Company also respectfully submits that it has witnessed these industry trends in its own results of operations. From 2019 to 2020, the Company experienced 85.1% growth in its DTC net revenues, which the Company attributes on page 60 of the Registration Statement to increased order volumes “starting in March 2020 as states and localities imposed shelter-in-place orders in connection with the COVID-19 pandemic.” In contrast, the Company’s DTC net revenues grew in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, but at a rate of 7.5%.

*        *          *

October 19, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro of LATHAM & WATKINS LLP

cc:	Geoffrey MacFarlane, Winc, Inc. Carol Brault, Winc, Inc.
Matthew Thelen, Winc, Inc. Brian Cuneo, Latham & Watkins LLP